SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934


                                   OCTEL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    67572710
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                                 (CUSIP Number)

                                                 with a copy to:
Jeffrey S. Halis                                 Robert G. Minion, Esq.
500 Park Avenue                                  Lowenstein Sandler PC
Fifth Floor                                      65 Livingston Avenue
New York, New York  10022                        Roseland, New Jersey  07068
(212) 378-0879                                   (973) 597-2424

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in proper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (Entities Only):

                                Jeffrey S. Halis

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2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

           (a) Not            (b) Applicable

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3)   SEC Use Only
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4)   Source of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                                 Not Applicable
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6)   Citizenship or Place of Organization:

                                  United States
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      Number of                           7) Sole Voting Power:     1,754,600*
      Shares Beneficially                 --------------------------------------
      Owned by                            8) Shared Voting Power:         0
      Each Reporting                      --------------------------------------
      Person With:                        9) Sole Dispositive Power: 1,754,600*
                                          --------------------------------------
                                          10) Shared Dispositive Power:   0
                                          --------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,754,600*
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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):

                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row (11): 12.5%*

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14)  Type of Reporting Person (See Instructions): IA

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*    860,500  shares  (6.1%) of Octel  Corp.  common  stock are owned by Tyndall
     Partners, L.P., a Delaware limited partnership. 437,700 shares (3.1%) of Octel Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 117,500 shares (0.8%) of Octel Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 338,900 shares (2.4%) of Octel Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison
     Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in Octel Corp.'s Form 10-Q for the fiscal quarter ended September 30, 1998, as of October 31, 1998, there were 14,027,325 shares of Octel Corp. common stock issued and outstanding. As of November 19, 1998, Tyndall Partners, L.P. owned 860,500 of such shares, or 6.1% of those outstanding, Tyndall Institutional Partners, L.P. owned 437,700 of such shares, or 3.1% of those outstanding, Madison Avenue Partners, L.P. owned 117,500 of such shares, or 0.8% of those outstanding, and Halo International, Ltd. owned 338,900 of such shares, or 2.4% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Octel Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. in shares of common stock of Octel Corp. during the past sixty days (each of which were effected in an ordinary brokers transaction):

                            A. Tyndall Partners, L.P.

         Date                       Quantity                       Price

                                   (Purchases)

    November 19, 1998                 9,400                        $13.25

                                     (Sales)

                                      NONE


                     B. Tyndall Institutional Partners, L.P.

       Date                         Quantity                       Price

    November 17, 1998                 5,500                        $13.36
    November 18, 1998                28,500                         13.19
    November 19, 1998                75,600                         13.25

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

        Date                         Quantity                      Price

                                   (Purchases)

                                      NONE


                                     (Sales)

                                      NONE

                           D. Halo International, Ltd.

        Date                          Quantity                      Price

                                   (Purchases)

                                      NONE


                                     (Sales)

                                      NONE


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 25, 1998


                                          /s/Jeffrey S. Halis
                                          --------------------------------------
                                          Jeffrey S. Halis, as a general partner
                                          of Halo Capital  Partners,  L.P., the
                                          general  partner  of  each  of Tyndall
                                          Partners, L.P., Tyndall  Institutional
                                          Partners,  L.P.  and  Madison   Avenue
                                          Partners, L.P. and as a member of Jemi
                                          Management,  L.L.C.,   the  Investment
                                          Manager for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).